UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grupo Aeroportuario del Pacifico Announces Conclusion of Extraordinary Review Process of the Master Development Program for the Mexican Airports

GUADALAJARA, Mexico, Nov. 27, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) announced that it has concluded the Extraordinary Review Process for the Master Development Program for the Mexican airports for the 2020 to 2024 period.

During the month of August, the Company filed a proposal for the adjustment of the Master Development Program (MDP) to the Aeronautical Authority, thus postponing investments by approximately 20 months. As such, certain investments that were scheduled to conclude in 2024 will now conclude in 2026.

In the new MDP, the same projects that were previously agreed upon with the authorities will remain, however, the initiation and termination timeframes will change; the scope of the projects will essentially remain the same.

The mandatory investment amounts of the Master Development Program that resulted from the Extraordinary Review were the following:

Airport	2020	2021	2022	2023	2024	TOTAL
Guadalajara	1,095,712	1,148,523	1,843,155	1,063,267	1,180,132	6,330,791
Tijuana	796,943	1,465,857	438,001	161,784	118,382	2,980,967
Los Cabos	395,869	496,216	272,952	236,278	177,928	1,579,243
Puerto Vallarta	205,956	450,956	660,397	901,625	807,678	3,026,612
Guanajuato	57,390	88,614	33,273	69,521	53,081	301,879
Hermosillo	57,959	93,970	53,066	29,849	56,805	291,649
La Paz	115,819	92,343	40,968	24,129	20,773	294,032
Mexicali	32,385	47,818	46,077	57,672	23,755	207,708
Aguascalientes	78,883	98,106	53,676	26,339	23,040	280,044
Morelia	32,716	51,576	35,098	50,682	19,510	189,582
Los Mochis	40,426	40,980	11,069	53,338	31,097	176,911
Manzanillo	26,439	48,629	30,176	21,757	15,670	142,671
TOTAL	2,936,500	4,123,588	3,517,909	2,696,240	2,527,851	15,802,088
Figures are expressed in thousands of Mexican pesos with acquisition power as of December 31, 2017; as such these will be updated based on the National Producer Price Index (NPPI), construction sector, upon execution.

As a result of the change in committed investments, as well as the remaining assumptions included in the Extraordinary Review, the new Maximum Tariffs that are applicable per workload unit are the following:

Airport	2021	2022	2023	2024
Guadalajara	216.86	215.34	213.83	212.33
Tijuana	165.57	164.41	163.26	162.12
Los Cabos	304.93	302.80	300.68	298.58
Puerto Vallarta	303.71	301.58	299.47	297.37
Guanajuato	226.89	225.30	223.72	222.15
Hermosillo	169.49	168.30	167.12	165.95
La Paz	186.65	185.34	184.04	182.75
Mexicali	162.06	160.93	159.80	158.68
Aguascalientes	175.50	174.27	173.05	171.84
Morelia	265.85	263.99	262.14	260.31
Los Mochis	192.76	191.41	190.07	188.74
Manzanillo	232.02	230.40	228.79	227.19
These passenger charges have been adjusted at an annual efficiency rate of 0.7% and are expressed in Mexican pesos as of December 31, 2017, as such, they will be updated per the National Producer Price Index (NPPI), excluding petroleum.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR, Finance and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: November 27, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer